UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
26 July 2023
Commission File number 001-15246
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated results for the half-year ended 30 June 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain overseas locations. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management and risk management services to commercial customers.
Income statement
The Group’s profit before tax for the first half of 2023 was £3,530 million, 8 per cent higher than the same period in 2022, benefiting from higher total income, partly offset by operating expense and impairment charge increases. Profit after tax was £2,590 million (half-year to 30 June 2022: £2,441 million).
Total income for the first half of 2023 was £9,040 million, an increase of 12 per cent on the same period in 2022, primarily reflecting higher net interest income in the period. Net interest income of £7,009 million was up 15 per cent on the prior year, driven by stronger margins as a result of the higher rate environment and higher average interest-earning banking assets, supported by growth in the open mortgage book, Retail unsecured and European retail business.
Other income was £68 million higher at £2,031 million in the half-year to 30 June 2023 compared to £1,963 million in the same period in 2022. Net fee and commission income was broadly stable at £646 million. Net trading income was £101 million lower at £107 million in the half-year to 30 June 2023, in part reflecting the effects of the higher rate environment on the Group’s derivatives. Other operating income increased to £1,278 million compared to £1,107 million in the half-year to 30 June 2022 as a result of improved Lex performance and the acquisition of Tusker.
Total operating expenses of £4,829 million were 10 per cent higher than in the prior year, given the higher planned strategic investment, new business costs and inflationary effects, partially mitigated by continued cost efficiency. In addition there was a higher operating lease depreciation charge in the six months to June 2023 reflecting the depreciation cost of higher value vehicles, the Tusker acquisition, lower gains on disposal and recent declines in battery electric used car prices.
The Group recognised remediation costs of £62 million largely in relation to pre-existing programmes (half-year to 30 June 2022: £58 million). There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.
The impairment charge was £681 million compared with a £364 million charge in the half-year to 30 June 2022. The increase reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as increased flows to default primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking. This increase was partly offset by a lower charge from economic outlook revisions. The Group’s ECL allowance increased to £5,028 million, compared to £4,796 million at 31 December 2022 resulting from the Stage 3 increases in UK mortgages and Commercial Banking alongside low levels of write offs in the period. Asset quality remains resilient with only modest deterioration to date from a low base, with credit performance similar, or remaining favourable, to pre-pandemic experience.
The Group recognised a tax expense of £940 million in the period compared to £842 million in the first half of 2022.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £2,598 million lower at £614,330 million at 30 June 2023 compared to £616,928 million at 31 December 2022. Cash and balances at central banks rose by £3,724 million to £75,729 million reflecting increased liquidity holdings. Financial assets at amortised cost were £8,961 million lower at £482,435 million compared to £491,396 million at 31 December 2022 with increases in debt securities of £2,709 million and loans and advances to banks of £888 million, offset by a reduction in reverse repurchase agreements of £8,729 million and loans and advances to customers of £3,982 million to £431,645 million. The reduction in loans and advances to customers was largely as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Financial assets at fair value through other comprehensive income decreased £875 million as a result of asset sales during the period. Other assets increased £2,269 million, reflecting higher settlement balances and higher operating lease assets following the acquisition of Tusker in February 2023.
Total liabilities were £3,403 million lower at £574,466 million compared to £577,869 million at 31 December 2022. Customer deposits at £439,914 million have decreased by £6,258 million (1 per cent) since the end of 2022. This included decreases in Retail current account balances of £6.2 billion as a result of tax payments, higher spend and a more competitive market, including the Group’s own savings offers where balances increased by £3.5 billion. Commercial Banking deposits were stable during the first half of 2023. In addition, there were decreases in deposits from banks of £1,289 million and repurchase agreements at amortised cost of £3,968 million. Offsetting these reductions, debt securities in issue increased by £7,387 million following issuances of commercial paper, and other liabilities increased £2,493 million as a result of higher settlement balances and lease liabilities.
Total equity increased from £39,059 million at 31 December 2022 to £39,864 million at 30 June 2023, as a result of profit for the period and issuance of other equity instruments partially offset by a £1.9 billion dividend paid in the period and market movements impacting the cash flow hedge reserve and pensions.
Capital
The Group’s common equity tier 1 (CET1) capital ratio remained flat at 14.8 per cent at 30 June 2023 (31 December 2022:14.8 per cent). This largely reflected profit for the period, offset by the accelerated full year payment of fixed pension deficit contributions made to the Group’s three main defined benefit pension schemes, an increase in the deduction for goodwill and other intangible assets, including those related to the acquisition of Tusker in February 2023, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
Risk-weighted assets have increased by £3.6 billion during the first half of the year to £178.5 billion at 30 June 2023 (31 December 2022: £174.9 billion). This largely reflects the adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth and a small uplift from model calibration were partly offset by capital efficient securitisation activity and other optimisation activity.
The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to macroeconomic uncertainty; high interest rates and high inflation which are contributing to the cost of living increases and associated implications for UK consumers and businesses.
Heightened monitoring is in place across the Group’s portfolios to identify signs of affordability stress. The Group has experienced only modest deterioration in credit performance across its portfolio to date, most notably in UK mortgages where new to arrears and flows to default have increased on legacy variable rate loans. The Group continues to work with its customers to proactively support them through cost of living pressures, the impact from rising interest rates and any deterioration in broader economic conditions.
The Group remains committed to the effective implementation and embedding of Consumer Duty into its purpose, strategy and culture in order to deliver good outcomes for our customers throughout their journeys. This activity seeks to align and enhance the Group’s approach to supporting all customers, including those who may be vulnerable and customers in financial difficulty.
CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset and expected loss outcome dependent upon this. An adjustment to risk-weighted assets has been taken in the second quarter, to reflect the anticipated impact of CRD IV models, following a further iteration of model development. On that basis final impacts remain uncertain and further increases could be required.
There have been minor changes to the definition of these risks compared to those disclosed in the Group’s 2022 Annual Report on Form 20-F, such as clarifying third party and outsourced arrangements. The Group continues to conduct a detailed review of its Enterprise Risk Management Framework, which may result in a reclassification of the principal risks.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with Lloyds Banking Group’s Enterprise Risk Management Framework.
Capital risk – The risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.
Change and execution risk – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain available and effective customer and colleague services, and/or operate within the Group’s risk appetite.
Climate risk – The risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group’s responses to tackling climate change.
Conduct risk – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss. Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.
Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
Data risk – The risk of the Group failing to effectively govern, manage and protect its data throughout its lifecycle, including data processed by third parties, or failure to drive value from data; leading to unethical decision making, poor customer outcomes, loss of value to the Group and mistrust.
Funding and liquidity risk – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, and credit spreads.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)
Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operational resilience risk – The risk that the Group fails to design resilience into business operations including those that are outsourced, underlying infrastructure and controls (people, property, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customers and stakeholder expectations and needs when the continuity of operations is compromised.
People risk – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
Regulatory and legal risk – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic risk – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

CAPITAL RISK
Capital resources
An analysis of the Group’s capital position as at 30 June 2023 is presented in the following table. This reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Common equity tier 1
Shareholders’ equity per balance sheet	34,782	34,709
Adjustment to retained earnings for foreseeable dividends	(800)	(1,900)
Cash flow hedging reserve	5,651	5,168
Other adjustments	(6)	131
	39,627	38,108
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,374)	(4,783)
Prudent valuation adjustment	(110)	(132)
Removal of defined benefit pension surplus	(3,435)	(2,804)
Deferred tax assets	(4,354)	(4,463)
Common equity tier 1 capital	26,354	25,926
Additional tier 1
Additional tier 1 instruments	5,018	4,268
Total tier 1 capital	31,372	30,194
Tier 2
Tier 2 instruments	4,973	5,318
Other adjustments	690	303
Total tier 2 capital	5,663	5,621
Total capital resources	37,035	35,815

Risk-weighted assets	178,534	174,902

Common equity tier 1 capital ratio	14.8%	14.8%
Tier 1 capital ratio	17.6%	17.3%
Total capital ratio	20.7%	20.5%

CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2022	25,926
Profit for the period	2,590
Movement in foreseeable dividends[1]	1,100
Interim dividend paid out on ordinary shares during the period	(1,900)
IFRS 9 transitional adjustment to retained earnings	(180)
Pension deficit contributions	(586)
Fair value through other comprehensive income reserve	161
Deferred tax asset	109
Goodwill and other intangible assets	(590)
Distributions on other equity instruments	(161)
Other movements	(115)
At 30 June 2023	26,354
1    Reflects the reversal of the brought forward accrual for the interim ordinary dividend, net of the accrual for foreseeable 2023 ordinary dividends.
CET1 capital resources have increased by £428 million during the period, primarily reflecting profit for the period, partially offset by:
•Accelerated fixed pension deficit contributions paid during the period into the Group's three main defined benefit pension schemes
•An increase in goodwill and other intangible assets, which included the acquisition of Tusker in February 2023
•The accrual for foreseeable 2023 ordinary dividends
Movements in total capital
The Group’s total capital ratio increased to 20.7 per cent (31 December 2022: 20.5 per cent) primarily reflecting the increase in CET1 capital, the issuance of a new AT1 capital instrument and an increase in eligible provisions recognised through Tier 2 capital. This was partially offset by the increase in risk-weighted assets and the impact of sterling appreciation on Tier 2 capital instruments.

CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Foundation Internal Ratings Based (IRB) Approach	36,820	37,907
Retail IRB Approach	83,770	81,066
Other IRB Approach	6,032	5,834
IRB Approach	126,622	124,807
Standardised (STA) Approach[1]	20,364	19,795
Credit risk	146,986	144,602
Securitisation[1]	7,123	5,899
Counterparty credit risk	637	773
Credit valuation adjustment risk	244	342
Operational risk	23,293	23,204
Market risk	251	82
Risk-weighted assets	178,534	174,902
Of which threshold risk-weighted assets[2]	1,729	1,864
1 Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2 Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets have increased by £3.6 billion during the first half of the year to £178.5 billion at 30 June 2023 (31 December 2022: £174.9 billion). This largely reflects the adjustment for the anticipated impact of CRD IV models taken in the second quarter. Excluding this, lending growth and a small uplift from model calibration were partly offset by capital efficient securitisation activity and other optimisation activity.
The CRD IV model updates reflect an updated impact assessment following a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases could be required.

CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group's leverage ratio.

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Total tier 1 capital	31,372	30,194

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	3,463	3,857
Securities financing transactions	30,530	39,261
Loans and advances and other assets	580,337	573,810
Total assets	614,330	616,928

Qualifying central bank claims	(75,557)	(71,747)

Derivatives adjustments	(2,566)	(2,960)
Securities financing transactions adjustments	1,688	1,939
Off-balance sheet items	32,603	33,863
Amounts already deducted from Tier 1 capital	(13,000)	(11,724)
Other regulatory adjustments[1]	(6,435)	(6,714)
Total exposure measure	551,063	559,585

UK leverage ratio	5.7%	5.4%

Leverage exposure measure (including central bank claims)	626,620	631,332
Leverage ratio (including central bank claims)	5.0%	4.8%
1    Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio increased to 5.7 per cent (31 December 2022: 5.4 per cent), reflecting the increase in the total tier 1 capital position and the £8.5 billion reduction in the leverage exposure measure, principally related to the reduction in securities financing transactions.
Stress testing
As part of the 2022 Annual Cyclical Scenario stress test run by the Bank of England, the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent was assessed. The results of this exercise were published by the Bank of England on 12 July 2023, with the Group comfortably passing the relevant hurdle rates.
Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.

CREDIT RISK
Overview
The Group’s portfolios are well-positioned for the current macroeconomic environment. The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Observed credit performance remains resilient, despite the continued economic uncertainty with only modest evidence of deterioration to date. New to arrears have slightly increased in UK mortgages but remain broadly stable across unsecured portfolios, with only credit cards marginally above pre-pandemic levels. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group’s expected credit loss (ECL) allowance including the impact of the multiple economic scenarios (MES). The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in the first half of 2023 was £681 million, compared to a charge of £364 million in the first half of 2022. The increase reflects the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates and additional charges on existing Commercial Banking clients in Stage 3.
The Group’s ECL allowance on loans and advances to customers increased in the period to £5,014 million (31 December 2022: £4,779 million), largely due to underlying increases in UK mortgages and additional charges on existing Commercial Banking clients in Stage 3.
Group Stage 2 loans and advances to customers have increased to £61,418 million (31 December 2022: £60,103 million), and as a percentage of total lending at 14.1 per cent (31 December 2022: 13.7 per cent). Updates to the macroeconomic outlook drive offsetting movements, with Stage 2 increases in UK mortgages driven by higher UK Bank Rate projections offset by Commercial Banking reductions reflecting the modestly improved GDP outlook. Of the total Group Stage 2 loans and advances to customers, 93.4 per cent are up to date (31 December 2022 94.1 per cent). Stage 2 coverage reduced to 3.2 per cent (31 December 2022: 3.3 per cent).
Stage 3 loans and advances to customers increased to £7,855 million (31 December 2022: £7,611 million), and as a percentage of total lending to 1.8 per cent (31 December 2022: 1.7 per cent). Stage 3 coverage increased by 1.1 percentage points to 26.6 per cent (31 December 2022: 25.5 per cent) largely driven by additional charges on existing Commercial Banking clients in Stage 3.
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and the impacts from higher interest rates and from any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, embracing the standards outlined in the Mortgage Charter and including where customers are leveraging Pay As You Grow options under the UK Government Coronavirus scheme

CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022[1] £m	Change %	Half-year to 31 Dec 2022 £m	Change %

UK mortgages	191	(64)		359	47
Credit cards	197	272	28	299	34
Loans and overdrafts	160	241	34	258	38
UK Motor Finance	43	7		(9)
Other	1	–		10	90
Retail	592	456	(30)	917	35
Small and Medium Businesses	25	30	17	158	84
Corporate and Institutional Banking	65	76	14	207	69
Commercial Banking	90	106	15	365	75
Other	(1)	(198)		(194)
Total impairment charge	681	364	(87)	1,088	37
1    Impairment charges for Retail, Commercial Banking and Other reflect the new organisation structure; comparatives have been presented on a consistent basis. See page 33.
Total expected credit loss allowance

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Customer related balances
Drawn	4,703	4,475
Undrawn	311	304
	5,014	4,779
Other assets	14	17
Total ECL allowance	5,028	4,796
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2022 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2023 £m

UK mortgages[2]	1,209	(69)	191	122	1,331
Credit cards	763	(191)	197	6	769
Loans and overdrafts	678	(147)	160	13	691
UK Motor Finance	252	(44)	43	(1)	251
Other	86	1	1	2	88
Retail	2,988	(450)	592	142	3,130
Small and Medium Businesses	549	(41)	25	(16)	533
Corporate and Institutional Banking	1,258	41	65	106	1,364
Commercial Banking	1,807	–	90	90	1,897
Other	1	1	(1)	–	1
Total[3]	4,796	(449)	681	232	5,028

1    Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2    Includes £60 million, within write-offs and other relating to the £2.5 billion legacy portfolio exit in the first quarter of 2023.
3    Total ECL includes £14 million relating to other non customer-related assets (31 December 2022: £17 million).

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	251,013	44,643	3,766	8,349	307,771	14.5	1.2
Credit cards	12,210	3,066	302	–	15,578	19.7	1.9
Loans and overdrafts	9,075	1,535	242	–	10,852	14.1	2.2
UK Motor Finance	12,836	2,226	122	–	15,184	14.7	0.8
Other	14,797	567	131	–	15,495	3.7	0.8
Retail	299,931	52,037	4,563	8,349	364,880	14.3	1.3
Small and Medium Businesses	29,350	5,060	1,576	–	35,986	14.1	4.4
Corporate and Institutional Banking	33,120	4,321	1,716	–	39,157	11.0	4.4
Commercial Banking	62,470	9,381	3,292	–	75,143	12.5	4.4
Other[1]	(3,675)	–	–	–	(3,675)
Total gross lending	358,726	61,418	7,855	8,349	436,348	14.1	1.8
ECL allowance on drawn balances	(758)	(1,776)	(1,894)	(275)	(4,703)
Net balance sheet carrying value	357,968	59,642	5,961	8,074	431,645

Customer related ECL allowance (drawn and undrawn)
UK mortgages	117	573	366	275	1,331
Credit cards	187	459	123	–	769
Loans and overdrafts	205	358	128	–	691
UK Motor Finance[2]	120	71	60	–	251
Other	19	18	51	–	88
Retail	648	1,479	728	275	3,130
Small and Medium Businesses	119	255	159	–	533
Corporate and Institutional Banking	117	224	1,010	–	1,351
Commercial Banking	236	479	1,169	–	1,884
Other	–	–	–	–	–
Total	884	1,958	1,897	275	5,014

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	9.7	3.3	0.4
Credit cards	1.5	15.0	52.3	–	5.0
Loans and overdrafts	2.3	23.3	66.0	–	6.4
UK Motor Finance	0.9	3.2	49.2	–	1.7
Other	0.1	3.2	38.9	–	0.6
Retail	0.2	2.8	16.4	3.3	0.9
Small and Medium Businesses	0.4	5.0	16.5	–	1.5
Corporate and Institutional Banking	0.4	5.2	58.9	–	3.5
Commercial Banking	0.4	5.1	43.6	–	2.5
Other		–	–	–
Total	0.2	3.2	26.6	3.3	1.2
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £48 million and Small and Medium Businesses of £610 million.

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	110	208	924	–	1,242
Commercial Banking	239	479	1,073	–	1,791
Other	–	–	–	–	–
Total	800	1,970	1,756	253	4,779

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	50.9	–	5.1
Loans and overdrafts	2.2	21.4	64.6	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.5	2.6	0.8
Small and Medium Businesses	0.4	4.8	12.9	–	1.5
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3
Commercial Banking	0.4	4.6	39.2	–	2.4
Other		–	–	–
Total	0.2	3.3	25.5	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3    Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52, million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2023	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	32,585	251	9,234	163	1,771	80	1,053	79	44,643	573
Credit cards	2,799	362	141	49	92	30	34	18	3,066	459
Loans and overdrafts	1,135	238	229	55	127	44	44	21	1,535	358
UK Motor Finance	798	22	1,257	24	140	17	31	8	2,226	71
Other	127	5	345	7	57	4	38	2	567	18
Retail	37,444	878	11,206	298	2,187	175	1,200	128	52,037	1,479
Small and Medium Businesses	3,835	221	702	18	334	12	189	4	5,060	255
Corporate and Institutional Banking	4,164	220	23	3	5	1	129	–	4,321	224
Commercial Banking	7,999	441	725	21	339	13	318	4	9,381	479
Total	45,443	1,319	11,931	319	2,526	188	1,518	132	61,418	1,958

At 31 December 2022
UK mortgages	29,718	263	9,613	160	1,633	67	819	63	41,783	553
Credit cards	3,023	386	136	46	98	30	30	15	3,287	477
Loans and overdrafts	1,311	249	234	53	125	45	43	20	1,713	367
UK Motor Finance	1,047	28	1,045	23	122	18	31	7	2,245	76
Other	160	5	384	7	54	4	45	2	643	18
Retail	35,259	931	11,412	289	2,032	164	968	107	49,671	1,491
Small and Medium Businesses	4,081	223	1,060	27	339	13	174	8	5,654	271
Corporate and Institutional Banking	4,706	207	24	1	5	–	43	–	4,778	208
Commercial Banking	8,787	430	1,084	28	344	13	217	8	10,432	479
Total	44,046	1,361	12,496	317	2,376	177	1,185	115	60,103	1,970
1    Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date ‘Other’, driving movement of gross lending from the category of Stage 2 up to date ‘PD movement’ into ‘Other’.
2    Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3    Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 11 on page 48 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. However, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £680 million at 30 June 2023 compared to £668 million at 31 December 2022.

Probability- weighted £m		Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,331	544	878	1,502	4,535
Credit cards	769	606	733	840	1,155
Other Retail	1,030	921	1,005	1,075	1,294
Commercial Banking	1,897	1,548	1,731	2,067	2,936
Other	1	1	1	1	1
At 30 June 2023	5,028	3,620	4,348	5,485	9,921

UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,807	1,434	1,618	1,953	3,059
Other	1	1	1	2	2
At 31 December 2022	4,796	3,452	4,128	5,273	9,405

CREDIT RISK (continued)
Retail
•The Retail portfolio has remained resilient and well-positioned, despite pressure on consumer disposable incomes from a higher cost of living, inflationary pressures and rising interest rates. Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards lower risk segments which should be better able to withstand the cost of living challenge and rising interest rates
•Modest evidence of increases in new to arrears and flow to default have been observed in UK mortgages, but new to arrears largely remain stable across unsecured portfolios, where only credit cards new to arrears are slightly above 2019 levels
•The Group is closely monitoring the impacts of the rising cost of living and higher interest rates on consumers to ensure it remains vigilant for any signs of deterioration. Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk
•The Retail impairment charge in the first half of 2023 was £592 million, compared to £456 million in the first half of 2022, reflecting the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as modest increases in UK mortgages new to arrears rates. Revisions to the macroeconomic outlook have led to a marginal ECL increase for the first half of 2023, which compares favourably to the charge over the first half of 2022, which reflected the deteriorating global outlook, higher inflation and cost of living concerns as a consequence of the Ukraine war
•ECL judgements to capture the increased risk of inflation and cost of living impacts for Retail customers have been updated. This includes judgements to account for segments of the portfolio considered to be least resilient to disposable income shocks
•Stage 2 loans and advances to customers now comprise 14.3 per cent of the Retail portfolio (31 December 2022: 13.5 per cent), of which 93.5 per cent are up to date performing loans (31 December 2022: 94.0 per cent). Stage 2 ECL coverage has decreased to 2.8 per cent (31 December 2022: 3.0 per cent) given the UK mortgages portfolio now comprises a higher proportion of Retail Stage 2 balances as a result of updates to the macroeconomic outlook. Stage 2 ECL coverage remains broadly stable by portfolio
•Stage 3 loans and advances have increased to 1.3 per cent (31 December 2022: 1.2 per cent). Stage 3 ECL coverage has decreased to 16.4 per cent (31 December 2022: 16.5 per cent)

CREDIT RISK (continued)
Portfolios
UK mortgages
•The UK mortgages portfolio is well-positioned with a strong loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•New to arrears remain below pre-pandemic experience, but modest increases have been observed this year largely driven by mortgages which originated in the period 2006 to 2008, where there is a high concentration of variable rate customers. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
•Despite continued macroeconomic uncertainty and inflationary pressures, credit quality for new mortgage lending remains strong and within the Group’s risk appetite
•Total loans and advances to customers reduced to £307.8 billion (31 December 2022: £312.3 billion), with an increase in average LTV. The proportion of balances with an LTV greater than 90 per cent increased. New lending at 90 per cent LTV or above is supported through the Mortgage Guarantee Scheme or other risk mitigation and is tightly controlled through enhanced lending criteria. The average LTV of new business decreased
•There was an impairment charge of £191 million for the first half of 2023 reflecting ECL build from Stage 1 loans rolling forward into a more adverse economic outlook, in addition to a modest deterioration in observed credit performance. This compares to a net release of £64 million for the first half of 2022, which reflected benign credit performance and increasing house prices observed over this period. Total ECL coverage remains flat at 0.4 per cent (31 December 2022: 0.4 per cent)
•Stage 2 loans and advances to customers increased slightly to 14.5 per cent of the portfolio (31 December 2022: 13.4 per cent) due to updates to the macroeconomic outlook, most notably higher UK Bank Rate projections. Stage 2 ECL coverage is stable at 1.3 per cent (31 December 2022: 1.3 per cent)
•Stage 3 ECL coverage is also stable at 9.7 per cent (31 December 2022: 9.1 per cent)
Credit cards
•Credit card balances increased to £15.6 billion (31 December 2022: £15.0 billion) due to increased levels of customer spend offset by repayments
•The credit card portfolio is a prime book which has performed well in recent years. New to arrears rates are slightly above pre-pandemic levels, with the absolute value of new to arrears cases being lower due to the contraction in total balances since 2019
•The impairment charge was £197 million for the first half of 2023 compared to a charge of £272 million for the first half of 2022, with overall ECL coverage reducing slightly to 5.0 per cent (31 December 2022: 5.1 per cent)
•Coverage by stage remains broadly stable. Stage 2 ECL coverage increased slightly to 15.0 per cent (31 December 2022: 14.5 per cent), along with Stage 3 ECL coverage at 52.3 per cent (31 December 2022: 50.9 per cent)
Loans and overdrafts
•Loans and advances to customers for unsecured loans and overdrafts increased to £10.9 billion (31 December 2022: £10.3 billion) largely driven by increasing customer demand, with growth concentrated in low risk segments
•The impairment charge was £160 million for the first half of 2023, compared to £241 million for the first half of 2022 and overall ECL coverage broadly stable at 6.4 per cent (31 December 2022: 6.6 per cent)
•Stage 2 ECL coverage increased slightly to 23.3 per cent (31 December 2022: 21.4 per cent) and Stage 3 ECL coverage increased to 66.0 per cent (31 December 2022: 64.6 per cent)

CREDIT RISK (continued)
UK Motor Finance
•The UK Motor Finance portfolio increased to £15.2 billion (31 December 2022: £14.6 billion) with new car supply constraints continuing to ease
•There was an impairment charge of £43 million for the first half of 2023 compared to £7 million for the first half of 2022, reflecting recent used car price declines from recent high levels. Overall ECL coverage has remained stable at 1.7 per cent (31 December 2022: 1.7 per cent)
•Updates to residual value (RV) and voluntary termination (VT) risk held against personal contract purchase (PCP) and hire purchase (HP) lending are included within the impairment charge. Updates to account for used car prices, including valuations for battery electric vehicles (BEVs), have increased RV and VT ECL to £116 million (31 December 2022: £92 million)
•Stage 2 ECL coverage reduced slightly to 3.2 per cent (31 December 2022: 3.4 per cent) and Stage 3 ECL coverage reduced to 49.2 per cent (31 December 2022: 52.6 per cent)
Retail UK mortgages loans and advances to customers1

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Mainstream	253,107	253,283
Buy-to-let	48,807	51,529
Specialist	5,857	7,526
Total	307,771	312,338
1    Balances include the impact of HBOS related acquisition adjustments.

CREDIT RISK (continued)
Commercial Banking
•The Commercial portfolio credit quality remains resilient with a focused approach to credit underwriting and monitoring standards and proactive management of exposures to higher risk and vulnerable sectors
•While a small number of the Group’s credit metrics indicate very modest deterioration, these are not considered to be material. Individual risk driver assessments at industry sector level allow increased focus on sectors more vulnerable to changes in consumer spending patterns as well as broader macroeconomic trends
•The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure that clients are supported and the Group is protected
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. Overall exposures on our Watchlist and in Business Support have increased slightly in the first half of 2023, reflecting the economic environment, while the Group continues to monitor the risk of direct and indirect (consumer led) impact from higher interest rates in the UK. The Group will continue to balance prudent risk management with ensuring support for financially viable clients
•The Group is cognisant of a number of client risks and headwinds associated with rising inflationary and interest rate pressures especially in, but not limited to, sectors reliant upon consumer discretionary spend. These include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place for 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk
Impairment
•There was a net impairment charge of £90 million in the first half of 2023, compared to £106 million in the first half of 2022. The charge was driven by an observed performance charge largely due to additional charges on existing Stage 3 clients, partly offset by a release from economic outlook revisions
•ECL allowances increased by £93 million to £1,884 million at 30 June 2023 (31 December 2022: £1,791 million). The ECL provision at 30 June 2023 captures the impact of inflationary pressures, rising UK Bank rates and supply chain constraints and assumes additional losses will emerge as a result of these
•Stage 2 loans and advances decreased by £1,051 million to £9,381 million (31 December 2022: £10,432 million), of which 93.0 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 12.5 per cent (31 December 2022: 13.7 per cent). Stage 2 ECL coverage was higher at 5.1 per cent (31 December 2022: 4.6 per cent) with the increase in coverage a result of better quality assets moving back to Stage 1 due to the modestly improved GDP outlook
•Stage 3 loans and advances to customers reduced to £3,292 million (31 December 2022: £3,348 million) and as a proportion of total loans and advances to customers, remained stable at 4.4 per cent (31 December 2022: 4.4 per cent). Stage 3 ECL coverage increased to 43.6 per cent (31 December 2022: 39.2 per cent), predominantly driven by additional charges on existing Stage 3 clients

CREDIT RISK (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate committed drawn lending stood at £10.8 billion at 31 May 2023 (net of £3.9 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations), £0.1 billion increase in comparison to 31 December 2022. In addition, there are undrawn lending facilities of £2.7 billion to predominantly investment grade rated corporate customers
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.5 billion to social housing providers are also excluded
•Despite some headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Lending continues to be heavily weighted towards investment real estate (c.95 per cent) rather than development. Of these investment exposures, c. 90 per cent have an LTV of less than 70 per cent, with an average LTV of 44 per cent. The average interest cover ratio was 4.0 times, with 80 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with no speculative development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 47 per cent of exposures relate to commercial real estate, including c.13 per cent secured by office assets, c.13 per cent by retail assets and c.12 per cent by industrial assets. Approximately 43 per cent of the portfolio relates to residential investment
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Overall performance has remained resilient. Although the Group saw some increase in cases on its closer monitoring in the CRE Watchlist category, these are predominantly precautionary
•Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors

FUNDING AND LIQUIDITY RISK
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98 per cent as at 30 June 2023 (98 per cent as at 31 December 2022). Overall total wholesale funding has increased to £73.7 billion as at 30 June 2023 (31 December 2022: £69.0 billion) as a result of short term funding which has continued to increase towards more normalised levels. The Group maintains its access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 133 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2023 (31 December 2022: 136 per cent). The net stable funding ratio is strong at 124 per cent as at 30 June 2023 (31 December 2022: 125 per cent).
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. Moody’s revised the outlook on Lloyds Bank plc’s senior unsecured rating to negative following their decision to downgrade the outlook of the UK sovereign to negative during the first 6 months of 2022; Moody’s affirmed this position in June 2023. The Group’s strong management, franchise and financial performance along with robust capital and funding position are reflected in the Group’s strong ratings.
1    Based on a monthly rolling simple average over the previous 12 months.
Lloyds Bank Group funding requirements and sources

	At 30 Jun 2023 £bn	At 31 Dec 2022 £bn	Change %

Lloyds Bank Group funding position
Cash and balances at central banks	75.7	72.0	5
Loans and advances to banks	9.3	8.4	11
Loans and advances to customers	431.6	435.6	(1)
Reverse repurchase agreements – non-trading	30.5	39.3	(22)
Debt securities at amortised cost	10.0	7.3	37
Financial assets at fair value through other comprehensive income	22.0	22.8	(4)
Other assets[1]	35.2	31.5	12
Total Lloyds Bank Group assets	614.3	616.9
Less other liabilities[1]	(14.4)	(11.7)	23
Funding requirements	599.9	605.2	(1)

Customer deposits	439.9	446.2	(1)
Wholesale funding[2]	73.7	69.0	7
Repurchase agreements – non-trading	14.6	18.6	(22)
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Deposits from fellow Lloyds Banking Group undertakings	1.8	2.3	(22)
Total equity	39.9	39.1	2
Funding sources	599.9	605.2	(1)
1    Other assets and other liabilities include the fair value of derivative assets and liabilities.
2    Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.5 billion (31 December 2022: £0.7 billion).

FUNDING AND LIQUIDITY RISK (continued)
Reconciliation of Group funding to the balance sheet

At 30 June 2023	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	2.5	0.5	0.4	3.4
Debt securities in issue	63.6	–	(7.2)	56.4
Subordinated liabilities	7.6	–	(1.6)	6.0
Total wholesale funding	73.7	0.5
Customer deposits	439.9	–	–	439.9
Total	513.6	0.5

At 31 December 2022
Deposits from banks	4.0	0.7	–	4.7
Debt securities in issue	56.8	–	(7.7)	49.1
Subordinated liabilities	8.2	–	(1.6)	6.6
Total wholesale funding	69.0	0.7
Customer deposits	446.2	–	–	446.2
Total	515.2	0.7
Analysis of total wholesale funding by residual maturity

	Up to 1 month £bn	1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2023 £bn	Total at 31 Dec 2022 £bn

Deposits from banks	1.8	0.3	0.3	0.1	–	–	–	–	2.5	4.0
Debt securities in issue:
Certificates of deposit	1.3	1.5	0.7	–	0.1	–	–	–	3.6	1.6
Commercial paper	2.3	6.3	5.7	0.7	0.4	–	–	–	15.4	9.0
Medium-term notes	–	2.0	0.2	1.0	3.0	7.4	6.0	8.9	28.5	29.1
Covered bonds	–	–	–	1.1	1.1	2.7	5.5	2.2	12.6	14.2
Securitisation	–	–	–	–	–	0.2	2.9	0.4	3.5	2.9
	3.6	9.8	6.6	2.8	4.6	10.3	14.4	11.5	63.6	56.8
Subordinated liabilities	–	–	–	–	–	0.9	2.1	4.6	7.6	8.2
Total wholesale funding[1]	5.4	10.1	6.9	2.9	4.6	11.2	16.5	16.1	73.7	69.0
1    Excludes balances relating to margins of £0.5 billion (31 December 2022: £0.7 billion).

FUNDING AND LIQUIDITY RISK (continued)
Analysis of term issuance in half-year to 30 June 2023

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	1.1	–	–	–	1.1
Covered bonds	1.2	–	0.9	–	2.1
Senior unsecured notes	–	1.1	0.6	0.9	2.6
Additional tier 1	0.8	–	–	–	0.8
Total issuance	3.1	1.1	1.5	0.9	6.6
1    Includes significant risk transfer securitisations.
Liquidity portfolio
At 30 June 2023, the Group had £112.8 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2022: £120.8 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2023[1] £bn	2022[2] £bn	Change %

Level 1
Cash and central bank reserves	65.6	66.0	(1)
High quality government/MDB/agency bonds[3]	40.8	48.9	(17)
High quality covered bonds	2.2	2.1	5
Total	108.6	117.0	(7)
Level 2[4]	4.2	3.8	11
Total LCR eligible assets	112.8	120.8	(7)
1    Based on 12 months rolling simple average to 30 June 2023. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
2    Based on 12 months rolling simple average to 31 December 2022. Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
3    Designated multilateral development bank (MDB).
4    Includes Level 2A and Level 2B.

STATUTORY INFORMATION

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Interest income		11,802	7,124
Interest expense		(4,793)	(1,035)
Net interest income		7,009	6,089
Fee and commission income		1,196	1,180
Fee and commission expense		(550)	(532)
Net fee and commission income	4	646	648
Net trading income		107	208
Other operating income		1,278	1,107
Other income		2,031	1,963
Total income		9,040	8,052
Operating expenses	5	(4,829)	(4,405)
Impairment	6	(681)	(364)
Profit before tax		3,530	3,283
Tax expense	7	(940)	(842)
Profit for the period		2,590	2,441

Profit attributable to ordinary shareholders		2,417	2,313
Profit attributable to other equity holders		161	114
Profit attributable to equity holders		2,578	2,427
Profit attributable to non-controlling interests		12	14
Profit for the period		2,590	2,441
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Profit for the period	2,590	2,441
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(119)	(382)
Tax	27	175
	(92)	(207)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	–
Tax	–	(1)
	–	(1)
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(85)	421
Tax	24	(127)
	(61)	294
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	157	(27)
Income statement transfers in respect of disposals	67	30
Income statement transfers in respect of impairment	(2)	–
Tax	(61)	5
	161	8
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,287)	(3,382)
Net income statement transfers	616	(182)
Tax	188	960
	(483)	(2,604)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(58)	38
Transfers to income statement (tax: £nil)	–	–
	(58)	38
Total other comprehensive loss for the period, net of tax	(533)	(2,472)
Total comprehensive income (loss) for the period	2,057	(31)

Total comprehensive income (loss) attributable to ordinary shareholders	1,884	(159)
Total comprehensive income attributable to other equity holders	161	114
Total comprehensive income (loss) attributable to equity holders	2,045	(45)
Total comprehensive income attributable to non-controlling interests	12	14
Total comprehensive income (loss) for the period	2,057	(31)
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Assets
Cash and balances at central banks		75,729	72,005
Financial assets at fair value through profit or loss		1,577	1,371
Derivative financial instruments		3,463	3,857
Loans and advances to banks		9,251	8,363
Loans and advances to customers	9	431,645	435,627
Reverse repurchase agreements		30,530	39,259
Debt securities		10,040	7,331
Due from fellow Lloyds Banking Group undertakings		969	816
Financial assets at amortised cost		482,435	491,396
Financial assets at fair value through other comprehensive income		21,971	22,846
Goodwill and other intangible assets[1]		5,718	5,124
Current tax recoverable		765	527
Deferred tax assets		5,596	5,857
Retirement benefit assets	13	4,685	3,823
Other assets[1]		12,391	10,122
Total assets		614,330	616,928

Liabilities
Deposits from banks		3,369	4,658
Customer deposits		439,914	446,172
Repurchase agreements at amortised cost		44,622	48,590
Due to fellow Lloyds Banking Group undertakings		1,965	2,539
Financial liabilities at fair value through profit or loss		4,929	5,159
Derivative financial instruments		5,605	5,891
Notes in circulation		1,342	1,280
Debt securities in issue	12	56,443	49,056
Other liabilities[1]		8,496	6,003
Retirement benefit obligations	13	120	126
Current tax liabilities		12	3
Deferred tax liabilities		181	208
Other provisions	14	1,453	1,591
Subordinated liabilities		6,015	6,593
Total liabilities		574,466	577,869

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		363	743
Retained profits		32,245	31,792
Ordinary shareholders’ equity		34,782	34,709
Other equity instruments		5,018	4,268
Total equity excluding non-controlling interests		39,800	38,977
Non-controlling interests		64	82
Total equity		39,864	39,059
Total equity and liabilities		614,330	616,928
1    See note 1 regarding changes to presentation.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2023	2,174	743	31,792	34,709	4,268	82	39,059
Comprehensive income
Profit for the period	–	–	2,417	2,417	161	12	2,590
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	161	–	161	–	–	161
Equity shares	–	–	–	–	–	–	–
Gains and losses attributable to own credit risk, net of tax	–	–	(61)	(61)	–	–	(61)
Movements in cash flow hedging reserve, net of tax	–	(483)	–	(483)	–	–	(483)
Movements in foreign currency translation reserve, net of tax	–	(58)	–	(58)	–	–	(58)
Total other comprehensive loss	–	(380)	(153)	(533)	–	–	(533)
Total comprehensive (loss) income[1]	–	(380)	2,264	1,884	161	12	2,057
Transactions with owners
Dividends	–	–	(1,900)	(1,900)	–	(30)	(1,930)
Distributions on other equity instruments	–	–	–	–	(161)	–	(161)
Issue of other equity instruments	–	–	(5)	(5)	750	–	745
Capital contributions received	–	–	94	94	–	–	94
Return of capital contributions	–	–	–	–	–	–	–
Total transactions with owners	–	–	(1,811)	(1,811)	589	(30)	(1,252)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2023[2]	2,174	363	32,245	34,782	5,018	64	39,864
1    Total comprehensive income attributable to owners of the parent was £2,045 million.
2    Total equity attributable to owners of the parent was £39,800 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income
Profit for the period	–	–	2,313	2,313	114	14	2,441
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(207)	(207)	–	–	(207)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	8	–	8	–	–	8
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	294	294	–	–	294
Movements in cash flow hedging reserve, net of tax	–	(2,604)	–	(2,604)	–	–	(2,604)
Movements in foreign currency translation reserve, net of tax	–	38	–	38	–	–	38
Total other comprehensive (loss) income	–	(2,559)	87	(2,472)	–	–	(2,472)
Total comprehensive (loss) income[1]	–	(2,559)	2,400	(159)	114	14	(31)
Transactions with owners
Dividends	–	–	–	–	–	(20)	(20)
Distributions on other equity instruments	–	–	–	–	(114)	–	(114)
Capital contributions received	–	–	110	110	–	–	110
Return of capital contributions	–	–	(2)	(2)	–	–	(2)
Total transactions with owners	–	–	108	108	(114)	(20)	(26)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 30 June 2022[2]	2,174	2,842	31,343	36,359	4,268	88	40,715
1    Total comprehensive income attributable to owners of the parent was a loss of £45 million.
2    Total equity attributable to owners of the parent was £40,627 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2022	2,174	2,842	31,343	36,359	4,268	88	40,715
Comprehensive income
Profit for the period	–	–	2,215	2,215	127	11	2,353
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,945)	(1,945)	–	–	(1,945)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(39)	–	(39)	–	–	(39)
Equity shares	–	–	–	–	–	–	–
Gains and losses attributable to own credit risk, net of tax	–	–	70	70	–	–	70
Movements in cash flow hedging reserve, net of tax	–	(2,113)	–	(2,113)	–	–	(2,113)
Movements in foreign currency translation reserve, net of tax	–	53	–	53	–	–	53
Total other comprehensive loss	–	(2,099)	(1,875)	(3,974)	–	–	(3,974)
Total comprehensive (loss) income[1]	–	(2,099)	340	(1,759)	127	11	(1,621)
Transactions with owners
Dividends	–	–	–	–	–	(17)	(17)
Distributions on other equity instruments	–	–	–	–	(127)	–	(127)
Capital contributions received	–	–	111	111	–	–	111
Return of capital contributions	–	–	(2)	(2)	–	–	(2)
Total transactions with owners	–	–	109	109	(127)	(17)	(35)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2022[2]	2,174	743	31,792	34,709	4,268	82	39,059
1    Total comprehensive income attributable to owners of the parent was a loss of £1,632 million.
2    Total equity attributable to owners of the parent was £38,977 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Cash flows from operating activities
Profit before tax	3,530	3,283
Adjustments for:
Change in operating assets	8,828	(13,288)
Change in operating liabilities	(1,869)	26,163
Non-cash and other items	1,897	(1,196)
Tax paid (net)	(785)	(470)
Net cash provided by operating activities	11,601	14,492
Cash flows from investing activities
Purchase of financial assets	(3,847)	(2,359)
Proceeds from sale and maturity of financial assets	3,654	5,191
Purchase of fixed assets	(3,220)	(1,584)
Proceeds from sale of fixed assets	506	431
Net cash (used in) provided by investing activities	(2,907)	1,679
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,900)	–
Distributions on other equity instruments	(161)	(114)
Dividends paid to non-controlling interests	(30)	(20)
Return of capital contributions	–	(2)
Interest paid on subordinated liabilities	(198)	(199)
Proceeds from issue of other equity instruments	745	–
Repayment of subordinated liabilities	(265)	(1,644)
Borrowings from parent company	389	73
Repayments of borrowings to parent company	(945)	–
Interest paid on borrowings from parent company	(214)	(96)
Net cash used in financing activities	(2,579)	(2,002)
Effects of exchange rate changes on cash and cash equivalents	(70)	1
Change in cash and cash equivalents	6,045	14,170
Cash and cash equivalents at beginning of period	75,201	55,960
Cash and cash equivalents at end of period	81,246	70,130
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2023 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2022 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2022 Annual Report on Form 20-F are available on the Lloyds Banking Group’s website.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2022 and there have been no changes in the Group’s methods of computation.
Presentational changes
The following changes have been made to the presentation of the Group’s balance sheet:
•items in the course of collection from banks are reported within other assets rather than separately on the face of the balance sheet;
•goodwill and other intangible assets are aggregated on the face of the balance sheet; and
•items in the course of transmission to banks are reported within other liabilities rather than separately on the face of the balance sheet.
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis.
Future accounting developments
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2024, including IFRS 16 Lease liability in a sale and leaseback, IAS 1 Non-current liabilities with covenants, and IAS 1 Classification of liabilities as current or non-current. These amendments are not expected to have a significant impact on the Group and, apart from the amendments relating to IFRS 16 Lease liability in a sale and leaseback, have not been endorsed for use in the UK.
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.
Except for the removal of the judgements and estimates in respect of capitalised software enhancements, the Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2022. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 11.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of Lloyds Bank plc remains the "chief operating decision maker" (as defined by IFRS 8 Operating segments) for the Group.
During the half-year ended 31 December 2022 there were changes as a result of the Group restructure effective from 1 July 2022:
•Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved to Retail
Following the restructure, the Group completed a review and determined that it had two operating and reportable segments: Retail and Commercial Banking. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2022, neither has there been any change to the Group’s segmental accounting for internal segment derivatives entered into by units for risk management purposes since 31 December 2022.
Comparatives have been presented on a consistent basis in respect of the above changes.

Half-year to 30 June 2023	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	5,063	1,881	65	7,009
Other income	1,005	513	513	2,031
Total income	6,068	2,394	578	9,040
Operating expenses	(3,009)	(1,063)	(757)	(4,829)
Impairment (charge) credit	(592)	(90)	1	(681)
Profit (loss) before tax	2,467	1,241	(178)	3,530

External income (expense)	6,427	2,904	(291)	9,040
Inter-segment income (expense)	(359)	(510)	869	–
Segment income	6,068	2,394	578	9,040

Half-year to 30 June 2022	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,601	1,409	79	6,089
Other income	860	452	651	1,963
Total income	5,461	1,861	730	8,052
Operating expenses	(2,920)	(1,027)	(458)	(4,405)
Impairment (charge) credit	(285)	(106)	27	(364)
Profit before tax	2,256	728	299	3,283

External income	5,724	1,656	672	8,052
Inter-segment income (expense)	(263)	205	58	–
Segment income	5,461	1,861	730	8,052

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment external liabilities
	At 30 Jun 2023 £m	At 31 Dec 2022 £m	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Retail	372,668	372,585	310,489	314,051
Commercial Banking	91,046	89,536	141,121	140,923
Other	150,616	154,807	122,856	122,895
Total	614,330	616,928	574,466	577,869
Note 4: Net fee and commission income

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Fee and commission income:
Current accounts	308	328
Credit and debit card fees	614	558
Commercial banking and treasury fees	93	117
Factoring	39	41
Other fees and commissions	142	136
Total fee and commission income	1,196	1,180
Fee and commission expense	(550)	(532)
Net fee and commission income	646	648
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Staff costs	1,934	1,907
Premises and equipment costs	167	126
Other expenses	1,418	1,185
Depreciation and amortisation	1,310	1,187
Total operating expenses	4,829	4,405

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 6: Impairment

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Impact of transfers between stages	439	419
Other changes in credit quality[1]	376	17
Additions and repayments	(144)	(76)
Other items	10	4
	242	(55)
Total impairment	681	364

In respect of:
Loans and advances to banks	(2)	1
Loans and advances to customers	678	329
Debt securities	(1)	2
Financial assets held at amortised cost	675	332
Impairment charge on drawn balances	675	332
Loan commitments and financial guarantees	7	32
Financial assets at fair value through other comprehensive income	(1)	–
Total impairment	681	364
1    Includes a credit for methodology and model changes of £3 million (half-year to 30 June 2022: charge of £2 million).
There was a £27 million charge in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business in the current period (half-year to 30 June 2022: no charge).
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Tax expense
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2023 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2023 £m	Half-year to 30 Jun 2022 £m

Profit before tax	3,530	3,283
UK corporation tax thereon at 23.5 per cent (2022: 19.0 per cent)	(830)	(624)
Impact of surcharge on banking profits	(130)	(168)
Non-deductible costs: conduct charges	(2)	(4)
Other non-deductible costs	(40)	(3)
Non-taxable income	1	35
Tax relief on coupons on other equity instruments	38	–
Tax-exempt gains on disposals	22	–
Tax losses where no deferred tax recognised	–	(4)
Remeasurement of deferred tax due to rate changes	(1)	(16)
Differences in overseas tax rates	(1)	(44)
Adjustments in respect of prior years	3	(14)
Tax expense	(940)	(842)
Note 8: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 41 to the Group’s financial statements for the year ended 31 December 2022 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Fair values of financial assets and liabilities (continued)
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2023
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,187	300	1,487
Equity shares	86	–	4	90
Total financial assets at fair value through profit or loss	86	1,187	304	1,577
Financial assets at fair value through other comprehensive income:
Debt securities	10,822	11,096	52	21,970
Equity shares	–	1	–	1
Total financial assets at fair value through other comprehensive income	10,822	11,097	52	21,971
Derivative financial instruments	–	3,463	–	3,463
Total financial assets carried at fair value	10,908	15,747	356	27,011

At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to customers	–	841	291	1,132
Equity shares	235	–	4	239
Total financial assets at fair value through profit or loss	235	841	295	1,371
Financial assets at fair value through other comprehensive income:
Debt securities	11,370	11,424	51	22,845
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	11,370	11,424	52	22,846
Derivative financial instruments	–	3,857	–	3,857
Total financial assets carried at fair value	11,605	16,122	347	28,074

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2023
Financial liabilities at fair value through profit or loss	–	4,904	25	4,929
Derivative financial instruments	–	5,440	165	5,605
Total financial liabilities carried at fair value	–	10,344	190	10,534

At 31 December 2022
Financial liabilities at fair value through profit or loss	–	5,133	26	5,159
Derivative financial instruments	–	5,728	163	5,891
Total financial liabilities carried at fair value	–	10,861	189	11,050

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Fair values of financial assets and liabilities (continued)
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2022 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2023	295	52	–	347
Exchange and other adjustments	–	(2)	–	(2)
Gains recognised in the income statement within other income	17	4	–	21
Sales/repayments of customer loans	(8)	(2)	–	(10)
At 30 June 2023	304	52	–	356
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2023	17	2	–	19

At 1 January 2022	399	56	16	471
Exchange and other adjustments	–	1	–	1
Losses recognised in the income statement within other income	(4)	–	(3)	(7)
Sales/repayments of customer loans	(30)	(2)	–	(32)
Transfers out of the level 3 portfolio	–	–	(12)	(12)
At 30 June 2022	365	55	1	421
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2022	(5)	–	–	(5)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2023	26	163	189
(Gains) losses recognised in the income statement within other income	(1)	13	12
Redemptions	–	(11)	(11)
At 30 June 2023	25	165	190
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2023	(1)	(16)	(17)

At 1 January 2022	33	207	240
Gains recognised in the income statement within other income	(2)	(22)	(24)
Redemptions	(2)	(11)	(13)
At 30 June 2022	29	174	203
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2022	(2)	(5)	(7)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2023	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	300	24	(24)
Other			4
			304
Financial assets at fair value through other comprehensive income			52
Level 3 financial assets carried at fair value			356

Financial liabilities at fair value through profit or loss			25
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (15%/190%)	15
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	150
			165
Level 3 financial liabilities carried at fair value			190
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2022	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	291	25	(23)
Other			4
			295
Financial assets at fair value through other comprehensive income			52
Level 3 financial assets carried at fair value			347

Financial liabilities at fair value through profit or loss			26
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	13
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	150
			163
Level 3 financial liabilities carried at fair value			189
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2022.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 41 to the Group’s financial statements for the year ended 31 December 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 8: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2023		At 31 December 2022
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	9,251	9,251	8,363	8,363
Loans and advances to customers	431,645	423,599	435,627	430,980
Reverse repurchase agreements	30,530	30,530	39,259	39,259
Debt securities	10,040	9,771	7,331	7,334
Due from fellow Lloyds Banking Group undertakings	969	969	816	816
Financial assets at amortised cost	482,435	474,120	491,396	486,752

Financial liabilities
Deposits from banks	3,369	3,371	4,658	4,660
Customer deposits	439,914	439,286	446,172	445,916
Repurchase agreements at amortised cost	44,622	44,622	48,590	48,590
Due to fellow Lloyds Banking Group undertakings	1,965	1,965	2,539	2,539
Debt securities in issue	56,443	55,707	49,056	48,818
Subordinated liabilities	6,015	6,206	6,593	6,760
The carrying amount for cash and balances at central banks and notes in circulation is a reasonable approximation of fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Loans and advances to customers
Half-year to 30 June 2023

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2023	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Exchange and other adjustments[1]	(1,046)	(16)	(2)	(3)	(1,067)	–	–	55	19	74
Transfers to Stage 1	12,802	(12,788)	(14)		–	273	(268)	(5)		–
Transfers to Stage 2	(18,673)	19,174	(501)		–	(59)	119	(60)		–
Transfers to Stage 3	(455)	(1,635)	2,090		–	(7)	(171)	178		–
Impact of transfers between stages	(6,326)	4,751	1,575		–	(188)	418	201		431
						19	98	314		431
Other changes in credit quality[2]						25	(10)	302	74	391
Additions and repayments	4,534	(2,873)	(771)	(527)	363	37	(86)	(58)	(37)	(144)
Charge to the income statement						81	2	558	37	678
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(554)	–	(554)			(554)	–	(554)
Recoveries of advances written off in previous years			90	–	90			90	–	90
At 30 June 2023	358,726	61,418	7,855	8,349	436,348	758	1,776	1,894	275	4,703
Allowance for impairment losses	(758)	(1,776)	(1,894)	(275)	(4,703)
Net carrying amount	357,968	59,642	5,961	8,074	431,645
Drawn ECL coverage[4]	0.2%	2.9%	24.1%	3.3%	1.1%
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Includes a credit for methodology and model changes of £3 million, split by Stage as £2 million credit for Stage 1, £3 million credit for Stage 2, £2 million charge for Stage 3 and £nil for POCI.
3    Relates to the exit of legacy Retail mortgage loans.
4    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for impairment losses includes £116 million (31 December 2022: £92 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Loans and advances to customers (continued)
Year ended 31 December 2022

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2022	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Exchange and other adjustments[1]	(1,574)	24	(21)	12	(1,559)	1	1	43	65	110
Transfers to Stage 1	8,329	(8,256)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(34,889)	35,291	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,235)	(2,527)	3,762		–	(8)	(158)	166		–
Impact of transfers between stages	(27,795)	24,508	3,287		–	(119)	697	268		846
						(17)	507	356		846
Other changes in credit quality[2]						(312)	84	617	49	438
Additions and repayments	9,769	687	(1,315)	(1,354)	7,787	97	88	(91)	(58)	36
(Credit) charge to the income statement						(232)	679	882	(9)	1,320
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Allowance for impairment losses	(678)	(1,792)	(1,752)	(253)	(4,475)
Net carrying amount	362,088	58,311	5,859	9,369	435,627
Drawn ECL coverage[3]	0.2%	3.0%	23.0%	2.6%	1.0%
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Includes a credit for methodology and model changes of £63 million, split by Stage as £2 million charge for Stage 1, £11 million charge for Stage 2, £47 million credit for Stage 3 and £29 million credit for POCI.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 12).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Credit quality of loans and advances to customers

	Gross drawn exposures					Expected credit loss allowance
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	241,410	19,656	–	–	261,066	96	116	–	–	212
RMS 4–6	9,504	18,865	–	–	28,369	20	189	–	–	209
RMS 7–9	99	1,863	–	–	1,962	–	47	–	–	47
RMS 10	–	940	–	–	940	–	40	–	–	40
RMS 11–13	–	3,319	–	–	3,319	–	180	–	–	180
RMS 14	–	–	3,766	8,349	12,115	–	–	366	275	641
	251,013	44,643	3,766	8,349	307,771	116	572	366	275	1,329

Retail – credit cards
RMS 1–3	3,691	3	–	–	3,694	7	–	–	–	7
RMS 4–6	6,941	1,309	–	–	8,250	71	63	–	–	134
RMS 7–9	1,571	1,151	–	–	2,722	55	150	–	–	205
RMS 10	7	234	–	–	241	1	53	–	–	54
RMS 11–13	–	369	–	–	369	–	148	–	–	148
RMS 14	–	–	302	–	302	–	–	123	–	123
	12,210	3,066	302	–	15,578	134	414	123	–	671

Retail – loans and overdrafts
RMS 1–3	657	1	–	–	658	2	–	–	–	2
RMS 4–6	6,268	378	–	–	6,646	93	32	–	–	125
RMS 7–9	2,042	544	–	–	2,586	79	70	–	–	149
RMS 10	80	188	–	–	268	7	41	–	–	48
RMS 11–13	28	424	–	–	452	5	165	–	–	170
RMS 14	–	–	242	–	242	–	–	128	–	128
	9,075	1,535	242	–	10,852	186	308	128	–	622

Retail – UK Motor Finance
RMS 1–3	9,488	752	–	–	10,240	84	11	–	–	95
RMS 4–6	2,835	974	–	–	3,809	31	20	–	–	51
RMS 7–9	512	275	–	–	787	3	10	–	–	13
RMS 10	–	60	–	–	60	–	5	–	–	5
RMS 11–13	1	165	–	–	166	–	25	–	–	25
RMS 14	–	–	122	–	122	–	–	60	–	60
	12,836	2,226	122	–	15,184	118	71	60	–	249

Retail – other
RMS 1–3	12,501	279	–	–	12,780	2	3	–	–	5
RMS 4–6	2,210	200	–	–	2,410	16	12	–	–	28
RMS 7–9	–	76	–	–	76	–	3	–	–	3
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	86	6	–	–	92	–	–	–	–	–
RMS 14	–	–	131	–	131	–	–	51	–	51
	14,797	567	131	–	15,495	18	18	51	–	87
Total Retail	299,931	52,037	4,563	8,349	364,880	572	1,383	728	275	2,958

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	12,183	45	–	–	12,228	5	–	–	–	5
CMS 6–10	18,031	191	–	–	18,222	25	1	–	–	26
CMS 11–14	29,616	4,753	–	–	34,369	121	98	–	–	219
CMS 15–18	2,631	3,362	–	–	5,993	35	194	–	–	229
CMS 19	9	1,030	–	–	1,039	–	100	–	–	100
CMS 20–23	–	–	3,292	–	3,292	–	–	1,166	–	1,166
	62,470	9,381	3,292	–	75,143	186	393	1,166	–	1,745

Other[1]	(3,675)	–	–	–	(3,675)	–	–	–	–	–
Total loans and advances to customers	358,726	61,418	7,855	8,349	436,348	758	1,776	1,894	275	4,703

In respect of:
Retail	299,931	52,037	4,563	8,349	364,880	572	1,383	728	275	2,958
Commercial Banking	62,470	9,381	3,292	–	75,143	186	393	1,166	–	1,745
Other[1]	(3,675)	–	–	–	(3,675)	–	–	–	–	–
Total loans and advances to customers	358,726	61,418	7,855	8,349	436,348	758	1,776	1,894	275	4,703
1    Gross drawn exposures include centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207

Retail – credit cards
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666

Retail – loans and overdrafts
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610

Retail – UK Motor Finance
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250

Retail – other
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Expected credit loss allowance
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	11,906	14	–	–	11,920	2	–	–	–	2
CMS 6–10	16,689	293	–	–	16,982	21	2	–	–	23
CMS 11–14	30,646	4,963	–	–	35,609	123	83	–	–	206
CMS 15–18	3,257	4,352	–	–	7,609	46	239	–	–	285
CMS 19	12	810	–	–	822	–	74	–	–	74
CMS 20–23	–	–	3,348	–	3,348	–	–	1,069	–	1,069
	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659

Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475

In respect of:
Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking	62,510	10,432	3,348	–	76,290	192	398	1,069	–	1,659
Other[1]	(3,198)	–	–	–	(3,198)	–	–	–	–	–
Total loans and advances to customers	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
1    Gross drawn exposures include centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2023 the Group’s expected credit loss allowance was £5,028 million (31 December 2022: £4,796 million), of which £4,717 million (31 December 2022: £4,492 million) was in respect of drawn balances.
The Group’s total allowances for expected credit losses were as follows:

	Allowance for expected credit losses
At 30 June 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	7	–	–	–	7
Loans and advances to customers	758	1,776	1,894	275	4,703
Debt securities	6	–	1	–	7
Financial assets at amortised cost	771	1,776	1,895	275	4,717
Provisions in relation to loan commitments and financial guarantees	126	182	3	–	311
Total	897	1,958	1,898	275	5,028
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	7	–	–	–	7

At 31 December 2022
In respect of:
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	678	1,792	1,752	253	4,475
Debt securities	7	–	1	–	8
Financial assets at amortised cost	694	1,792	1,753	253	4,492
Provisions in relation to loan commitments and financial guarantees	122	178	4	–	304
Total	816	1,970	1,757	253	4,796
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the note 16 to the Group’s financial statements for the year ended 31 December 2022. The principal changes made in the half-year to 30 June 2023 are as follows:
Base case and MES economic assumptions
The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains contained within its borders; second, the financial stress emerging from some weak bank/insurer business models in the context of rising bond yields does not become systemic; and third, the Bank of England will continue to tighten policy until it is clear that inflation is returning to target.
Based on these assumptions and incorporating the economic data published in the second quarter of 2023, the Group’s base case scenario is for a slow expansion of economic activity alongside a gradual rise in the unemployment rate. Increases in UK Bank Rate in response to persistent inflationary pressures trigger further declines in residential and commercial property prices. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2023, for which actuals may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 16 to the financial statements for the year ended 31 December 2022. For June 2023, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. This adjusted scenario is considered to better reflect the risks around the Group’s base case view in an economic environment where past supply shocks continue to unwind slowly.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2023 covers the five years 2023 to 2027. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)

At 30 June 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %

Upside
Gross domestic product	0.8	1.6	0.9	1.5	2.0	1.3
Unemployment rate	3.3	2.7	3.0	3.4	3.3	3.1
House price growth	(3.3)	2.4	7.8	7.5	7.3	4.3
Commercial real estate price growth	2.3	6.5	1.8	2.4	3.8	3.4
UK Bank Rate	5.39	7.00	6.57	5.76	5.63	6.07
CPI inflation	7.9	4.2	3.7	3.3	3.3	4.5

Base case
Gross domestic product	0.2	0.3	0.7	1.5	2.1	0.9
Unemployment rate	4.1	4.7	5.2	5.3	5.0	4.9
House price growth	(5.4)	(3.2)	0.8	2.8	4.8	(0.1)
Commercial real estate price growth	(3.9)	(0.2)	(0.3)	1.2	3.8	0.1
UK Bank Rate	5.06	5.44	4.63	3.69	3.50	4.46
CPI inflation	7.9	4.0	3.0	2.2	2.0	3.8

Downside
Gross domestic product	(0.6)	(1.5)	0.4	1.4	2.1	0.4
Unemployment rate	4.9	7.1	7.7	7.6	7.1	6.9
House price growth	(6.9)	(8.2)	(6.3)	(2.5)	2.2	(4.4)
Commercial real estate price growth	(9.2)	(7.0)	(3.7)	(1.4)	2.2	(3.9)
UK Bank Rate	4.73	3.67	2.37	1.30	1.04	2.62
CPI inflation	7.9	3.8	2.3	0.9	0.4	3.1

Severe downside
Gross domestic product	(1.5)	(2.8)	0.3	1.2	1.8	(0.2)
Unemployment rate	6.1	9.8	10.4	10.1	9.5	9.2
House price growth	(9.3)	(14.6)	(14.3)	(9.1)	(1.8)	(9.9)
Commercial real estate price growth	(17.5)	(16.5)	(9.0)	(6.1)	(0.4)	(10.1)
UK Bank Rate – modelled	4.26	1.73	0.48	0.08	0.04	1.32
UK Bank Rate – adjusted[1]	5.69	7.00	4.94	3.88	3.50	5.00
CPI inflation – modelled	7.9	3.5	1.4	(0.5)	(1.3)	2.2
CPI inflation – adjusted[1]	9.8	7.4	5.5	4.2	3.9	6.2

Probability-weighted
Gross domestic product	0.0	(0.2)	0.6	1.4	2.0	0.8
Unemployment rate	4.3	5.3	5.8	5.9	5.5	5.4
House price growth	(5.6)	(4.1)	(0.7)	1.4	4.1	(1.1)
Commercial real estate price growth	(5.0)	(1.9)	(1.5)	0.1	2.9	(1.1)
UK Bank Rate – modelled	4.98	5.00	4.12	3.23	3.05	4.08
UK Bank Rate – adjusted[1]	5.12	5.53	4.56	3.61	3.40	4.45
CPI inflation – modelled	7.9	4.0	2.8	1.9	1.6	3.6
CPI inflation – adjusted[1]	8.1	4.3	3.2	2.3	2.1	4.0
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5

Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0

Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4

Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76
UK Bank Rate – adjusted[1]	2.44	7.00	4.88	3.31	3.25	4.18
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6
CPI inflation – adjusted[1]	9.7	14.3	9.0	4.1	1.6	7.7

Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76
UK Bank Rate – adjusted[1]	1.99	4.26	3.41	2.91	2.91	3.10
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9
CPI inflation – adjusted[1]	9.1	8.9	4.3	2.5	1.7	5.3
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks are the principal concern.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.1	(0.1)	0.1	(0.1)	0.1	0.1	0.1	0.2
Unemployment rate	3.9	4.0	4.2	4.4	4.5	4.7	4.8	4.9
House price growth	1.6	(2.5)	(6.4)	(5.4)	(9.1)	(9.5)	(6.2)	(3.2)
Commercial real estate price growth	(18.8)	(21.4)	(17.9)	(3.9)	(3.5)	(3.5)	(2.0)	(0.2)
UK Bank Rate	4.25	5.00	5.50	5.50	5.50	5.50	5.50	5.25
CPI inflation	10.2	8.7	7.3	5.3	4.8	3.6	3.8	3.7

At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. However, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £680 million for 30 June 2023 and £668 million at 31 December 2022.

At 30 June 2023	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	1,331	544	878	1,502	4,535
Credit cards	769	606	733	840	1,155
Other Retail	1,030	921	1,005	1,075	1,294
Commercial Banking	1,897	1,548	1,731	2,067	2,936
Other	1	1	1	1	1
ECL allowance	5,028	3,620	4,348	5,485	9,921

At 31 December 2022
UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,807	1,434	1,618	1,953	3,059
Other	1	1	1	2	2
ECL allowance	4,796	3,452	4,128	5,273	9,405
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 30 June 2023		At 31 December 2022
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	35	(21)	26	(21)
Credit cards	39	(39)	41	(41)
Other Retail	24	(24)	25	(25)
Commercial Banking	87	(81)	99	(90)
ECL impact	185	(165)	191	(177)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2023		At 31 December 2022
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(226)	366	(225)	370
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
During 2022 the intensifying inflationary pressures, alongside rising interest rates within the Group’s outlook created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. These risks have increased further in the first half of 2023 with additional judgemental adjustments taken. At 30 June 2023 total management judgement resulted in additional ECL allowances of £247 million (31 December 2022: £330 million).
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

			Judgements due to:
At 30 June 2023	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other[1] £m	Total ECL £m

UK mortgages	1,082	–	86	163	1,331
Credit cards	718	–	100	(49)	769
Other Retail	945	–	56	29	1,030
Commercial Banking	939	1,096	–	(138)	1,897
Other	1	–	–	–	1
Total	3,685	1,096	242	5	5,028

At 31 December 2022
UK mortgages	946	–	49	214	1,209
Credit cards	698	–	93	(28)	763
Other Retail	903	–	53	60	1,016
Commercial Banking	910	1,008	–	(111)	1,807
Other	1	–	–	–	1
Total	3,458	1,008	195	135	4,796
1    2022 includes £1 million which was previously reported within judgements due to COVID-19.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
Judgements due to inflationary and interest rate risk
UK mortgages: £86 million (31 December 2022: £49 million)
Inflationary and interest rate pressures: £86 million (31 December 2022: £49 million)
There has been modest evidence of credit deterioration in the UK mortgages portfolio through the first half of 2023 despite the high levels of inflation and the rising interest rate environment. Increases in new to arrears and defaults that have emerged are mainly driven by variable-rate customers, who have experienced material increases in their monthly payment. Mortgage ECL models use bank base rate as a driver of predicted defaults and that has contributed materially to the elevated levels of ECL at 30 June 2023. However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group’s ECL models. This risk is to customers maturing from low fixed rate deals, the building impact on variable rate product holders, lower levels of real household income and rental cover value.
The level of risk is somewhat mitigated from stressed affordability assessments applied at loan origination which means most customers are anticipated to be able to absorb payment shocks. A judgemental uplift in ECL has therefore been taken in specific segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise bank base rate as a material driver of predicted defaults. The increase in judgemental ECL during the period recognises the heightened risk within the interest-only segment and potential default suppression due to increased monthly payments diluting the relative scale of amounts in arrears.
Credit cards: £100 million (31 December 2022: £93 million) and Other Retail: £56 million (31 December: £53 million)
Inflationary risk on Retail segments: Credit cards £100 million (31 December 2022: £93 million) and Other Retail: £56 million (31 December 2022: £53 million)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments also include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.
Alongside these portfolio-wide adjustments management have also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater stress to date, uplifts continue to be applied to recognise that continued inflation and interest rates pose a greater proportionate risk in future periods.
Other judgements
UK mortgages: £163 million (31 December 2022: £214 million)
These adjustments principally comprise:
Increase in time to repossession: £120 million (31 December 2022: £118 million)
Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group’s experience of possessions data on which our models rely on is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession. Provision coverage is therefore uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession set to 70 per cent based on observed historical losses incurred on accounts that were of an equivalent status.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
Other judgements (continued)
Asset recovery values: £89 million (31 December 2022: £69 million)
Due to low repossession volumes, sales data informing the estimated level of discount in the event of repossessions has been limited, impacting the ability to update model parameters. Despite these low volumes, since 2020 the observed asset recovery sale values have remained broadly the same on the limited volumes seen, however the indexed valuation within the model has shown an increasing trend due to HPI increases, therefore management consider it appropriate to uplift ECL to reflect expected recovery values. The increase in the judgement reflects an enhancement in the assessment approach as well as increased volumes of predicted defaults against which the adjustment is applied.
Adjustment for specific segments: £25 million (31 December 2022: £25 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. The judgement for fire safety and cladding uncertainty has been maintained. Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues.
Adjustment for Stage 2 oversensitivity: £(72) million (31 December 2022: £nil)
The observed mortgages ECL model oversensitivity to the economic forecast movements is driven by model limitations such as lack of forward looking origination PD and movement from application to behaviour scorecards, amplified by the worsening economic outlook. Management have applied a judgement to mitigate the Stage 2 oversensitivity in recent vintages where the impact is most materially observed.
Credit cards: £(49) million (31 December 2022: £(28) million) and Other Retail: £29 million (31 December 2022: £60 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £73 million (31 December 2022: £82 million) and Other Retail: £12 million (31 December 2022 £14 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the ECL models were developed. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgement has reduced slightly in the period following refinement to the discounting methodology applied.
Adjustments to loss given defaults (LGDs): Credit cards: £(109) million (31 December 2022: £(96) million) and Other Retail: £12 million (31 December 2022: £13 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include largely favourable impacts on ECL in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise and adjustments to capture recent improvements in observed cure rates across all portfolios. These adjustments will be released once incorporated into models through future recalibration which is pending model development. The additional benefit in the period is driven by a greater proportion of charged off accounts being eligible for debt sale.
Commercial Banking: £(138) million (31 December 2022: £(111) million)
These adjustments principally comprise:
Corporate insolvency rates: £(145) million (31 December 2022: £(35) million)
During the first half of 2023, the volume of UK corporate insolvencies continued to exhibit an increasing trend beyond December 2019 levels, revealing a marked dislocation between observed UK corporate insolvencies and the Group’s credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The larger negative adjustment in the period reflects the widening gap between the increasing industry level and the long term average rate used.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Allowance for expected credit losses (continued)
Other judgements (continued)
Adjustments to loss given defaults (LGDs): £(105) million (31 December 2022: £(105) million)
Following a review on the loss given default approach for commercial exposures management deem ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Commercial Real Estate (CRE) price reduction: £82 million (31 December 2022: £nil)
Rolling the forecast model forwards into the period has resulted in the material fall in CRE prices seen in late 2022 moving out of the model assumptions used to assess ECL. Given the model uses change in the metric as a driver of defaults and losses there is a risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices. Management therefore consider it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults.
Note 12: Debt securities in issue

	At 30 June 2023			At 31 December 2022
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Medium-term notes issued	4,904	21,422	26,326	5,133	21,377	26,510
Covered bonds	–	12,527	12,527	–	14,240	14,240
Certificates of deposit	–	3,691	3,691	–	1,607	1,607
Securitisation notes	25	3,471	3,496	26	2,780	2,806
Commercial paper	–	15,332	15,332	–	9,052	9,052
	4,929	56,443	61,372	5,159	49,056	54,215
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2023, external parties held £3,496 million (31 December 2022: £2,806 million) of the Group’s securitisation notes in issue; these notes, together with those held internally, are secured on loans and advances to customers and debt securities held at amortised cost amounting to £30,538 million (31 December 2022: £28,981 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.
Covered bond programmes
At 30 June 2023, external parties held £12,527 million (31 December 2022: £14,240 million) of the Group’s covered bonds in issue; these bonds, together with those held internally, are secured on certain loans and advances to customers amounting to £25,818 million (31 December 2022: £28,231 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.
The Group holds cash deposits of £3,575 million (31 December 2022: £3,789 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 13: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Defined benefit pension schemes:
Present value of funded obligations	(27,482)	(28,965)
Fair value of scheme assets	32,081	32,697
Net pension scheme asset	4,599	3,732
Other post-retirement schemes	(34)	(35)
Net retirement benefit asset	4,565	3,697

Recognised on the balance sheet as:
Retirement benefit assets	4,685	3,823
Retirement benefit obligations	(120)	(126)
Net retirement benefit asset	4,565	3,697
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2023	3,697
Income statement charge	37
Employer contributions	950
Remeasurement	(119)
Asset at 30 June 2023	4,565
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2023%	At 31 Dec 2022%

Discount rate	5.39	4.93
Rate of inflation:
Retail Price Index (RPI)	3.22	3.13
Consumer Price Index (CPI)	2.77	2.69
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.89	2.84

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Other provisions

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2023	304	708	579	1,591
Provisions applied	–	(99)	(169)	(268)
Charge for the period	7	62	61	130
At 30 June 2023	311	671	471	1,453
Regulatory and legal provisions
In the course of its business, the Group engages in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters on a regular basis, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, competition/antitrust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances mentioned herein or below could have a material adverse effect on the Group’s financial position, operations or cash flows. Where significant, provisions are held against the costs and/or liabilities expected to be incurred in relation to these matters and matters arising from related internal reviews. However, the impact of such matters cannot always be predicted with certainty and the ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. During the half-year to 30 June 2023 the Group charged a further £62 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2023 was £671 million (31 December 2022: £708 million). The most significant items are as follows:
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
The provision, unchanged from 2022, includes operational costs in relation to Dame Linda Dobbs’s review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the provision relates to the estimated future awards from the Foskett Panel, and is materially dependent on the assumption that the number of awards to date are representative of the full population of cases.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around three-quarters of the population have now had outcomes via this new process. Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross’s recommendations in full.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Other provisions (continued)
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,906 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.
Other
The Group carries provisions of £97 million (31 December 2022: £112 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2023 provisions of £95 million (31 December 2022: £108 million) were held.
The Group carries provisions of £44 million (31 December 2022: £86 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.
Note 15: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 Jun 2023 £m	At 31 Dec 2022 £m

Assets, included within:
Financial assets at fair value through profit or loss	1	–
Derivative financial instruments	1,382	1,120
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	969	816
	2,352	1,936
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	1,965	2,539
Derivative financial instruments	1,123	1,084
Debt securities in issue	17,663	17,648
Subordinated liabilities	6,183	6,490
	26,934	27,761
During the half-year to 30 June 2023 the Group earned £7 million (half-year to 30 June 2022: £3 million) of interest income and incurred £475 million (half-year to 30 June 2022: £270 million) of interest expense on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.
Other related party transactions
Other related party transactions for the half-year to 30 June 2023 are similar in nature to those for the year ended 31 December 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of ongoing private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £780 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £295 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Contingent liabilities, commitments and guarantees (continued)
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental, compliance, conduct or other regulatory matters, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date, although the recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 14.
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2023 total contingent liabilities were £2,646 million (31 December 2022: £2,900 million). Total commitments and guarantees were £126,409 million (31 December 2022: £127,369 million), of which £56,827 million (2022: £57,782 million) was irrevocable.
Note 17: Interest rate benchmark reform
The Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. Following the successful completion of industry events, including the two London Clearing House USD derivatives transition events in the second quarter, the Group has transitioned the substantial majority of its LIBOR products, with most of the remainder being USD uncleared derivatives that are due to transition under the ISDA protocol. The Group continues to work with customers to transition a small number of remaining contracts that are not subject to the above events and either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim.
Note 18: Dividends on ordinary shares
The Bank paid a dividend of £1,900 million on 10 May 2023 (no dividend was paid in the year ended 31 December 2022).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	26 July 2023

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